SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

December 19, 2002

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

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P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

December 19, 2002

   Symbol: TSX-V:  KGI

NEWS RELEASE

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) (the “Company”) announces that it has amended and restated its previously filed Schedules B and C of its Quarterly and Year End Reports (BC Form 51-901F) for the year ended April 30, 2002 and the first quarter ended July 31, 2002 to provide additional financial discussion of its operations.  The amended Schedules have been re-filed on SEDAR (www.sedar.com).

Early this year the Company engaged Roscoe Postle Associates Inc., a leading Canadian geological and mining consulting company with offices in Toronto, Ontario and Vancouver, British Columbia, to review and confirm to the Company’s management the accuracy of the previously disclosed mineral reserve and resource estimates made by the former owner of the Company’s Kirkland Lake gold properties. Since the acquisition of these properties the Company has re-published the former owner’s estimates in various forms. Concerns have been raised recently as to whether such disclosure complies with National Instrument 43-101 Standards of Disclosure for Mineral Projects. To address those concerns and since those estimates were made prior to the introduction of NI 43-101 and the Company has carried out additional exploration on the properties it has retained Roscoe Postle to update its estimates of the mineral reserves and resources and prepare an independent report which will state the Company’s mineral reserves and resources in accordance with NI 43-101.  This report is expected to be completed and filed on SEDAR within a couple of weeks.  When it is received by the Company a further news release summarizing the report and ensuring that the Company’s disclosure is in compliance with NI 43-101 will be issued.

For further information, please contact:

Brian A. Hinchcliffe

 (705) 567-5208

The TSX Venture Exchange has not reviewed

and does not accept responsibility for the adequacy or accuracy of this news release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD

(Registrant)

Date:	December 19, 2002	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer

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GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d).  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.